Exhibit 6.5

KA FUND ADVISORS, LLC

811 Main Street, 14th Floor

Houston, Texas 77002

(713) 493-2020

, 2018

Kayne Anderson MLP Investment Company

811 Main Street, 14th Floor

Houston, Texas 77002

Re:	Waiver of Certain Fees under that Certain Amended and Restated Investment Management Agreement dated as of December 12, 2006

Ladies and Gentlemen:

This letter agreement (this “Agreement”), to become effective upon successful completion of the reorganization (the “Reorganization”) of Kayne Anderson Energy Development Company (“KED”) with and into Kayne Anderson MLP Investment Company (the “Company”), by and between the Company, a Maryland corporation, and KA Fund Advisors, LLC, a Delaware limited liability company and the investment adviser to the Company and KED (“KAFA”), amends and restates that certain amended and restated letter agreement by and between the Company and KAFA effective as of December 11, 2014 (the “Prior Agreement”). This Agreement is intended to memorialize the waiver of certain fees KAFA is otherwise entitled to receive pursuant to that certain Amended and Restated Investment Management Agreement, dated as of December 12, 2006, by and between the Company and KAFA, as amended from time to time (the “IMA”).

This Agreement will become valid and enforceable upon the closing of the Reorganization (the “Effective Date”). In the event that the Reorganization is not completed, the Prior Agreement will remain in full force and effect.

Pursuant to Section 8(a) of the IMA, as full compensation for all administrative and investment and advisory services furnished or provided by KAFA, the Company pays KAFA a management fee, computed and paid quarterly, at an annual rate of 1.375% of the total assets (calculated as described in the IMA) of the Company for such quarter (the “Management Fee”).

KAFA has agreed to waive a portion of the Management Fee it is otherwise entitled to receive pursuant to the IMA such that the effective annual rates of the Management Fee will be 1.375% with respect to average total assets of the Company of up to $4.0 billion, 1.25% with respect to average total assets of the Company of between $4.0 billion and $6.0 billion, 1.125% with respect to average total assets of the Company of between $6.0 billion and $8.0 billion, and 1.0% with respect to average total assets of the Company of over $8.0 billion. Average total assets of the Company will be calculated in the manner provided in the IMA.

KAFA has further agreed to waive a portion of the Management Fee it is otherwise entitled to receive pursuant to the IMA, in an amount to be calculated at or near the Effective Date, such that the Management Fee payable to KAFA by the Company upon the Effective Date is not greater than the aggregate management fees that would be payable to KAFA by the Company and KED as stand-alone companies. Any amount waived by KAFA pursuant to this Agreement may not be recouped by KAFA.

This Agreement shall become effective, and the Prior Agreement shall terminate, upon the Effective Date, for an initial term of three years (the “Initial Term”). Upon expiration of the Initial Term, this Agreement may be renewed for additional one-year terms upon the approval by KAFA and by the Board of Directors of the Company (the “Board”), including a majority of the Directors who are not “interested persons,” as such term is defined in the Investment Company Act of 1940, as amended, of the Company (the “Independent Directors”). Notwithstanding the foregoing, this Agreement shall terminate and be of no further force or effect (i) automatically upon the termination of the IMA; and (ii) if the Company, with the approval of the Board, including a majority of the Independent Directors, notifies KAFA in writing of the termination of this Agreement.

This Agreement supersedes and terminates, as of the Effective Date, all prior agreements between the Company and KAFA relating to waivers by KAFA of the Management Fee payable pursuant to the IMA.

Except as otherwise specified herein, the IMA and all covenants, agreements, terms and conditions thereof shall continue in full force and effect, subject to the terms and provisions thereof and hereof.

Please confirm your notice of and agreement to the foregoing by signing where indicated below.

Very truly yours,			ACCEPTED AND AGREED:

KA FUND ADVISORS, LLC			KAYNE ANDERSON MLP INVESTMENT COMPANY

By:	Kayne Anderson Capital Advisors, L.P.		By:
	its Managing Member		Name:	Kevin S. McCarthy
			Title:	President and Chief Executive Officer

By:
	Name:	David Shladovsky
	Title:	General Counsel